SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Angie’s List, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

034754101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 034754101		Schedule 13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Battery Ventures VIII (AIV III), L.P. (“BV8 AIV”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
8,575,512 shares, except that Battery Partners VIII (AIV III), LLC (“BP8 AIV LLC”), the general partner of BV8 AIV may be deemed to have sole power to vote these shares; Neeraj Agrawal (“Agrawal”), a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; Michael Brown (“Brown”), a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; Thomas J. Crotty (“Crotty”), a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; Sunil Dhaliwal (“Dhaliwal”), a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; Richard D. Frisbie (“Frisbie”), a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; Kenneth P. Lawler (“Lawler”), a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; Roger H. Lee (“Lee”), a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; R. David Tabors (“Tabors”), a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; and Scott R. Tobin (“Tobin”), a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
8,575,512  shares, except that BP8 AIV LLC, the general partner of BV8 AIV may be deemed to have sole dispositive power with respect to these shares; Agrawal, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Brown, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Crotty, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Dhaliwal, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Frisbie, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Lawler, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Lee, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Tabors, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; and Tobin, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,575,512 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.4%

12	Type of Reporting Person* PN

CUSIP No. 034754101		Schedule 13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Battery Partners VIII (AIV III), LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV, except that Agrawal, a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; Brown, a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; Crotty, a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; Dhaliwal, a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; Frisbie, a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; Lawler, a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; Lee, a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; Tabors a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares; and Tobin a managing member of BP8 AIV LLC, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV, except that Agrawal, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Brown, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Crotty, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Dhaliwal, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Frisbie, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Lawler, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Lee, a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; Tabors a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares; and Tobin a managing member of BP8 AIV LLC, may be deemed to have shared dispositive power with respect to these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,575,512 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.4%

12	Type of Reporting Person* OO

CUSIP No. 034754101		Schedule 13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Neeraj Agrawal

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Agrawal is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Agrawal is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared dispositive power with respect to these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,575,512 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.4%

12	Type of Reporting Person* IN

CUSIP No. 034754101		Schedule 13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Michael Brown

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Brown is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Brown is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared dispositive power with respect to these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,575,512 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.4%

12	Type of Reporting Person* IN

CUSIP No. 034754101		Schedule 13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Thomas J. Crotty

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Crotty is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Crotty is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared dispositive power with respect to these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,575,512 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.4%

12	Type of Reporting Person* IN

CUSIP No. 034754101		Schedule 13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Sunil Dhaliwal

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Dhaliwal is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Dhaliwal is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared dispositive power with respect to these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,575,512 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.4%

12	Type of Reporting Person* IN

CUSIP No. 034754101		Schedule 13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Richard D. Frisbie

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Frisbie is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Frisbie is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared dispositive power with respect to these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,575,512 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.4%

12	Type of Reporting Person* IN

CUSIP No. 034754101		Schedule 13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Kenneth P. Lawler

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Lawler is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Lawler is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared dispositive power with respect to these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,575,512 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.4%

12	Type of Reporting Person* IN

CUSIP No. 034754101		Schedule 13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Richard H. Lee

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Lee is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Lee is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared dispositive power with respect to these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,575,512 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.4%

12	Type of Reporting Person* IN

CUSIP No. 034754101		Schedule 13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): R. David Tabors

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Tabors is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Tabors is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared dispositive power with respect to these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,575,512 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.4%

12	Type of Reporting Person* IN

CUSIP No. 034754101		Schedule 13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Scott R. Tobin

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Tobin is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
8,575,512 shares, of which all 8,575,512 are directly owned by BV8 AIV.  Tobin is a managing member of BP8 AIV LLC, which is the general partner of BV8 AIV, and may be deemed to have shared dispositive power with respect to these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,575,512 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.4%

12	Type of Reporting Person* IN

CUSIP No. 034754101	Schedule 13G

Item 1(a).	Name of Issuer: Angie’s List, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1030 E. Washington Street Indianapolis, IN 46202

Item 2(a).

Name of Person Filing:

Battery Ventures VIII (AIV III), L.P. (“BV8 AIV”), Battery Partners VIII (AIV III), LLC (“BP8 AIV LLC”), Neeraj Agrawal (“Agrawal”), Michael Brown (“Brown”), Thomas J. Crotty (“Crotty”), Sunil Dhaliwal (“Dhaliwal”), Richard D. Frisbie (“Frisbie”), Kenneth P. Lawler (“Lawler”), Roger H. Lee (“Lee”), R. David Tabors (“Tabors”) and Scott R. Tobin (“Tobin”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Messrs. Agrawal, Brown, Crotty, Dhaliwal, Frisbie, Lawler, Lee, Tabors and Tobin are the sole managing members of BP8 AIV LLC, the sole general partner of BV8 AIV.

Item 2(b).	Address of Principal Business Office or, if none, Residence: Battery Ventures 930 Winter Street, Suite 2500 Waltham, MA 02451
Item 2(c).

Citizenship:

Agrawal, Brown, Crotty, Dhaliwal, Frisbie, Lawler, Lee, Tabors and Tobin are United States citizens.  BV8 AIV is a limited partnership organized under the laws of the State of Delaware.  BP8 AIV LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share.
Item 2(e).	CUSIP Number: 034754101

Item 3.	Not Applicable

CUSIP No. 034754101	Schedule 13G

Item 4.	Ownership

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 55,594,944 shares of Common Stock outstanding on or about November 22, 2011, as reported in the Issuer’s final prospectus on Form 424(b)(4) filed on November 17, 2011.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2011:

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreement of BV8 AIV, the general and limited partners may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by BV8 AIV.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 034754101	Schedule 13G

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2012

BATTERY VENTURES VIII (AIV III), L.P.

By: Battery Partners VIII (AIV), LLC

By: *
Managing Member

BATTERY PARTNERS VIII (AIV), LLC

By: *
Managing Member

NEERAJ AGRAWAL

By: *
Neeraj Agrawal

MICHAEL BROWN

By: *
Michael Brown

THOMAS J. CROTTY

By: *
Thomas J. Crotty

SUNIL DHALIWAL

By: *
Sunil Dhaliwal

CUSIP No. 034754101	Schedule 13G

RICHARD D. FRISBIE

		By:	*
Richard D. Frisbie

KENNETH P. LAWLER

		By:	*
Kenneth P. Lawler

ROGER H. LEE

		By:	*
Roger H. Lee

R. DAVID TABORS

		By:	*
R. David Tabors

SCOTT R. TOBIN

		By:	*
Scott R. Tobin

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.  Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

CUSIP No. 034754101	Schedule 13G

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Angie’s List, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 14, 2012

BATTERY VENTURES VIII (AIV III), L.P.

By: Battery Partners VIII (AIV), LLC

By: *
Managing Member

BATTERY PARTNERS VIII (AIV), LLC

By: *
Managing Member

NEERAJ AGRAWAL

By: *
Neeraj Agrawal

MICHAEL BROWN

By: *
Michael Brown

THOMAS J. CROTTY

By: *
Thomas J. Crotty

SUNIL DHALIWAL

By: *
Sunil Dhaliwal

CUSIP No. 034754101	Schedule 13G

RICHARD D. FRISBIE

		By:	*
Richard D. Frisbie

KENNETH P. LAWLER

		By:	*
Kenneth P. Lawler

ROGER H. LEE

		By:	*
Roger H. Lee

R. DAVID TABORS

		By:	*
R. David Tabors

SCOTT R. TOBIN

		By:	*
Scott R. Tobin

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.  Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.